

November 18, 2022

David Pace
Chairman and Chief Executive Officer
Tastemaker Acquisition Corp.
501 Madison Avenue
Floor 5
New York, NY 10019

Re: Tastemaker Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed November 4, 2022
File No. 001-39858

Dear David Pace:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Stephen P. Alicanti, Esq.